

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Roderick Wong
Chief Executive Officer
Health Sciences Acquisitions Corp 2
40 10th Avenue, Floor 7
New York, NY 10014

      Re: **Health Sciences Acquisitions Corp 2**
              Amendment No. 4 to Form S-4
              Exhibit Nos. 10.23, 10.28, and 10.29
              Filed December 13, 2022
              File No. 333-266660

Dear Roderick Wang:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance